Exhibit 99.2

CANOPY GROWTH CORPORATION TO ANNOUNCE FOURTH QUARTER AND FISCAL
YEAR 2018 FINANCIAL RESULTS

June 13, 2018

Smiths Falls, Ontario – Canopy Growth Corporation (TSX: WEED) (NYSE:CGC) (“Canopy
Growth” or the “Company”) will release its financial results for the fourth quarter and fiscal year ended March 31, 2018 on June 27, 2018. Following the release of its fourth quarter and fiscal year
2017 financial results, Canopy Growth will host a conference call and audio webcast with Bruce
Linton, Chairman and Chief Executive Officer, and Tim Saunders, Senior Vice-President and Chief
Financial Officer, at 8:30am Eastern Time the same day.

Webcast Information

A live audio webcast will be available at:

https://event.on24.com/wcc/r/1771235/379B96B1D255809263227A69A167C4CB

Calling Information

Toll Free Dial-In Number: 1-888-231-8191

International Dial-In Number (647) 427-7450

Conference ID: 8166317

Replay Information

A replay of the call will be accessible by telephone until 11:59 PM ET on September 26, 2018.

Toll Free Dial-in Number: 1-855-859-2056

Replay Password: 8166317

The Company also announced that, based upon information currently available to management, it anticipates reporting revenue of between $22.5 million and $23 million for the quarter ended
March 31, 2018, compared to approximately $14.7 million for the quarter ended March 31, 2017. The
Company sold a record of over 2,500 kilogram and kilogram equivalents in the quarter ended
March 31, 2018 as compared to 1,740 kilograms and kilogram equivalents in the quarter ended
March 31, 2017. Cash on hand on March 31, 2018 was in excess of $320 million.

The average selling price per gram sold was up sequentially over the quarter ended December 31,
2017 based on the Company’s mix of products, including increased sales of oil-based Softgel capsules and medical cannabis sold in Germany, which has a higher selling price, by wholly-owned subsidiary
Spektrum Cannabis GmbH. The number of active registered patients with Canopy Growth has grown from approximately 55,000 on March 31, 2017 to over 74,000 on March 31, 2018 and is currently over 80,000 active registered patients. In connection with the settlement agreement with Bedrocan
International BV, the Company expects to impair non-cash intangible product rights related to the
2015 acquisition of Bedrocan Canada Inc. in the amount of approximately $28 million.

All figures reported above with respect to the quarter ended March 31, 2018 are preliminary and are unaudited and subject to change and adjustment as the Company prepares its consolidated financial statements for the years ended March 31, 2018 and March 31, 2017. Accordingly, investors are cautioned not to place undue reliance on the foregoing guidance. The Company does not intend to provide preliminary results in the future. The preliminary results provided in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, are based on several assumptions and are subject to a number of risks and uncertainties. Actual results may differ materially. See “Forward-looking Statements”.

All references to “$” in this news release are to Canadian dollars.

Here’s to Future Growth.

Contact:

Caitlin O’Hara

Media Relations

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director

Bruce Linton

tmx@tweed.com

Director of Marketing

Tahir Kassam

tkassam@mscience.ca

416-800-0479 ex 205

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

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Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in eight countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. To the extent any forward-looking information in this news release constitutes “financial outlooks” within the meaning of applicable Canadian securities laws, such information is being provided as preliminary financial results for the quarter ended March 31, 2018 and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such financial outlooks.

Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to various risks as set out herein. Our actual financial position and results of operations may differ materially from management’s current expectations and, as a result, our revenue and cash on hand may differ materially from the revenue and cash values provided in this news release.

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All information contained in this news release that is not clearly historical in nature may constitute a forward-looking statement. Examples of such statements include statements with respect to the release the Company’s financial results for the fourth quarter and fiscal year ended March 31, 2018 and the Company’s expected revenue, cash on hand and other preliminary financial results for the quarter ended March 31, 2018. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including that the preliminary financial results are subject to the completion of the Company’s financial closing procedures and have not been audited or reviewed by the Company’s independent registered public accounting firm as well as such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com.

Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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